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Supplement to                                   Filed Pursuant to Rule 424(b)(3)
joint proxy statement/prospectus                  Registration Number 333-68898
dated September 28, 2001

   [LOGO] iPrint Inc.                                    [LOGO] Wood Associates

   TO THE STOCKHOLDERS OF iPRINT TECHNOLOGIES, INC. AND WOOD ALLIANCE, INC.

SUPPLEMENTAL INFORMATION REGARDING iPRINT's PROPOSAL FOR A REVERSE STOCK SPLIT

   As described in the accompanying joint proxy statement/prospectus, one of the two proposals that iPrint's stockholders are being asked to approve at a special meeting scheduled for October 24, 2001 is a proposal to authorize iPrint's board of directors to effect a reverse split, at one of a number of specified exchange ratios, of its outstanding common stock on or before March 1, 2002. The proposal and the background of the proposal, along with certain risk factors related to iPrint's Nasdaq listing status and the reverse stock split, are described in detail in the attached joint proxy statement/prospectus.

   On September 27, 2001, Nasdaq announced that it is implementing, effective immediately, an across-the-board moratorium on the minimum bid requirements for continued listing on Nasdaq, which actions suspend these requirements until January 2, 2002. Under the temporary relief provided by the new rules, companies will not be cited for bid price deficiencies, and companies such as iPrint who are in the hearing process for such bid price deficiencies will be taken out of the process with respect to the bid price requirements during the moratorium period. Nasdaq has stated that, during this moratorium, Nasdaq will consider whether it is appropriate to recommend further and more permanent action. Although Nasdaq has temporarily suspended its continued listing criteria, including a minimum closing bid price of $1 per share, until January 2, 2002 and may take further and more permanent action in the future, iPrint has decided to proceed with seeking stockholder approval of its reverse stock split proposal so that the Board can have the necessary authority, should it decide that it needs to effect the reverse split in the future. By approving the reverse stock split proposal iPrint's stockholders will have authorized iPrint's board, at its discretion, to effect the reverse stock split described above and in the accompanying joint proxy statement/proxy at any time on or before March 1, 2002. Further, since the authorization being sought by iPrint to effect a reverse stock split on or before March 1, 2002 at one of the specified exchange ratios, as well as the authorization to abandon the reverse stock split in its entirety, are being sought independent of whether or not the merger with Wood Alliance, Inc. proposed in the attached joint proxy statement/prospectus is consummated, if the reverse stock split proposal is approved iPrint's board of directors will be authorized to effect or abandon the reverse stock split whether or not the merger has previously been consummated. There can be no assurance that iPrint's common stock will remain eligible for listing on the Nasdaq National Market following (i) any resumption of the enforcement of, or modification to, Nasdaq's continued listing criteria, and/or (ii) any reverse stock split effected by iPrint.

   Information about the reverse stock split is contained in the attached joint proxy statement/prospectus. We urge you to read this accompanying document, including the section describing risk factors that begins on page 18.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This supplemental joint proxy statement/prospectus is dated September 28, 2001 and is first being mailed to stockholders of iPrint and Wood on or about September 28, 2001.

   Please consider the foregoing supplemental information carefully in connection with the attached joint proxy statement/prospectus.

  /s/ Royal P. Farros                    /s/ Monte Wood

  Royal P. Farros                        Monte D. Wood
  Chairman and Chief Executive Officer   President and Chief Executive Officer
  iPrint Technologies, inc.              Wood Alliance, Inc.